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                             BINGHAM McCUTCHEN LLP
                               ONE FEDERAL STREET
                          BOSTON, MASSACHUSETTS 02110

                                 March 25, 2014

VIA EDGAR
--- -----

Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:  Pioneer Series Trust II (File Nos. 333-110037; 811-21460)
     Registration Statement on Form N-1A

Ladies and Gentlemen:

     This letter is to respond to comments we received from Mr. Dominic Minore of the Staff of the Division of Investment Management of the Securities and Exchange Commission (the "Commission") regarding Post-Effective Amendment No. 25 to the Registration Statement on Form N-1A of Pioneer Series Trust II (the "Registrant") relating to Pioneer Select Mid Cap Growth Fund. Following are the Staff's comments and the Registrant's responses thereto:

I. GENERAL COMMENT

1.  COMMENT:   The Staff asked that the Registrant provide a letter to the
               Commission that includes certain "Tandy" acknowledgments with the Registrant's response to the Staff's comments.

    RESPONSE:  A Tandy representation letter executed in connection with the filing of this response is attached hereto as Exhibit A.
                                                                 ---------

II. COMMENTS APPLICABLE TO THE PROSPECTUS

A. FEES AND EXPENSES

1.  COMMENT:   The Staff noted that the Registrant states that the Fund may invest in exchange-traded funds, and requested that the Registrant confirm that the Fund does not invest in exchange-traded funds or other investment companies to the extent that such investments represent 0.01% or more of the Fund's expenses and must be included in a separate acquired fund fees and expenses line item.

    RESPONSE:  The Registrant confirms that the Fund does not invest in exchange-traded funds or other investment companies to the extent that such investments represent 0.01% or more of the Fund's expenses and must be included in a separate acquired fund fees and expenses line item.


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B. PRINCIPAL INVESTMENT STRATEGIES

1.  COMMENT:   The Staff requested that the Registrant update the market
               capitalization range information provided in the disclosure.

    RESPONSE:  The Registrant has updated the disclosure referenced by the
               Staff.

C. PRINCIPAL RISKS OF INVESTING IN THE FUND

1.  COMMENT:   The Staff requested that the Registrant expand the disclosure regarding risks of investing in REITs to elaborate further on the types of REITs in which the Fund may invest and any additional risks applicable to investing in such REITs, and to disclose that the expenses paid by REITs that are indirectly borne by the Fund are not reflected in the Fund's fee table.

    RESPONSE:  The Registrant has added disclosure to address the Staff's comment.

D. PERFORMANCE

1.  COMMENT:   The Staff noted that the Fund recently participated in a
               reorganization with a series of Pioneer Series Trust I (the
               "predecessor fund"), and also that certain changes were made to the Fund's principal investment strategies and benchmark index in connection with the reorganization. The Staff suggested that the Registrant compare the Fund's average annual total returns to the returns of the benchmark indexes used by the predecessor fund and the Fund prior to the reorganization.

    RESPONSE:  The Registrant notes that the Fund's current benchmark index and the predecessor fund's benchmark index are the same. Thus, the Registrant compares the Fund's average annual total returns to the returns of the benchmark index used by the predecessor fund prior to the reorganization.

               However, the Registrant respectfully declines to compare the Fund's average annual total returns to the returns of the benchmark index used by the Fund prior to the reorganization. Prior to the reorganization, the Fund invested primarily in the securities of small companies and compared its returns to those of an index of small companies. As a result of the reorganization, the performance and financial history of the predecessor fund became the performance and financial history of the Fund. Unlike the Fund, the predecessor fund invested primarily in the securities of mid-size companies. Furthermore, the Fund's investment strategies changed in connection with the reorganization, so that, like the predecessor fund, the Fund now invests primarily in the securities of mid-size companies. Thus, the Fund's average annual total returns reflect the Fund's principal investment strategy to invest primarily in the securities of mid-size companies for all periods shown. The Fund's former focus on small companies is not reflected in the Fund's average annual total returns. Accordingly, the Registrant believes that it would not be useful to investors, and could be confusing, to compare the Fund's average annual total returns to the returns of the benchmark index used by the Fund prior to the reorganization.

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E. FINANCIAL HIGHLIGHTS

1.  COMMENT:   The Staff noted that the Registrant should revise the disclosure to clarify that the independent registered public accounting firm audited the Fund's financial information for all periods shown, including the fiscal year ended November 30, 2013.

    RESPONSE:  The Registrant has revised the disclosure to address the
               Staff's comment.

F. BACK COVER

1.  COMMENT:   The Staff requested that the Registrant revise the disclosure on the back cover of the prospectus to identify with greater specificity the documents being incorporated by reference, and to include sufficient information to enable the reader to find such documents on the Commission's EDGAR system.

    RESPONSE:  The Registrant has revised the disclosure to address the
               Staff's comment.

III. STATEMENT OF ADDITIONAL INFORMATION

1.  COMMENT:   The Staff suggested that the Registrant consider adding
               disclosure to address recent events in Russia and the Ukraine.

    RESPONSE:  The Registrant has added disclosure to address the
               Staff's comment.

2.  COMMENT:   The Staff noted that the Registrant should revise the disclosure with respect to the incorporation by reference of the Fund's financial statements to indicate that such financial statements were filed with the Commission on January 29, 2014.

    RESPONSE:  The Registrant has revised the disclosure to address the
               Staff's comment.

     Please call the undersigned at (617) 951-8458 or Toby Serkin at (617) 951-8760 with any questions.

                                                 Sincerely,

                                                 /s/ Jeremy Kantrowitz

                                                 Jeremy Kantrowitz

cc:  Terrence J. Cullen
     Christopher J. Kelley
     Roger P. Joseph
     Toby R. Serkin

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                                                                       Exhibit A
                                                                       ---------


                            PIONEER SERIES TRUST II
                                60 State Street
                          Boston, Massachusetts 02110

                                 March 25, 2014

VIA EDGAR
--- -----

Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:   Pioneer Series Trust II (File Nos. 333-110037; 811-21460)
      Registration Statement on Form N-1A

Ladies and Gentlemen:

     In connection with the review by the Staff of the Securities and Exchange Commission (the "Commission") of Post-Effective Amendment No. 25 to the Registration Statement on Form N-1A for Pioneer Series Trust II relating to Pioneer Select Mid Cap Growth Fund, filed on January 31, 2014, the Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:

    (a) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

    (b) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

    (c) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                            Sincerely,

                                            Pioneer Series Trust II

                                            By: /s/ Christopher J. Kelley
                                                -----------------------------
                                                Name: Christopher J. Kelley
                                                Title: Secretary